
May 9, 2022

Edward Robinson
Chief Executive Officer
Bright Green Corp
401 East Las Olas Blvd.
Suite 1400
Ft. Lauderdale, FL 33301

> **Re: Bright Green Corp**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 6, 2022**
> **File No. 333-263918**

Dear Mr. Robinson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors
Risks Related to Ownership of Our Common Stock
The choice of forum provision in our planned amended and restated bylaws, page 22

1. We note your response to our prior comment 1 and reissue the comment in part. Please clearly state here as well as in your revised disclosure on page 49 whether this provision applies to actions arising under the Securities Act or Exchange Act. Additionally, please be certain your risk factor disclosure includes the risks that your exclusive forum provision may result in increased costs for investors to bring a claim.

You may contact Tracey Houser at 202-551-3736 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rob Condon